Exhibit 99.2

DESCARTES REPORTS FISCAL 2008 FIRST QUARTER FINANCIAL RESULTS

14% increase in services revenues contribute to tenth consecutive quarter of improved year-over-year operating performance; services revenues up 5% quarter-over-quarter

WATERLOO, ONTARIO, May 24, 2007 —Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, announced financial results for its fiscal 2008 first quarter (Q1FY08) ended April 30, 2007. All financial results referenced are in United States currency and, unless otherwise indicated, are determined in accordance with United States Generally Accepted Accounting Principles (GAAP).

Q1FY08 Financial Results

As described in more detail below, key financial highlights for Descartes in Q1FY08 included:

•	Revenues of $13.3 million, up $1.6 million or 14% from $11.7 million in the first quarter of fiscal 2007 (Q1FY07) and compared to $13.6 million in the previous quarter (Q4FY07);
•	Gross margin of 66% of revenues, increased from 65% in Q1FY07 and unchanged from 66% in Q4FY07;
•

Net income of $1.1 million, compared to net income of $1.2 million in each of Q1FY07 and Q4FY07. Net income in Q1FY08 included a $0.2 million foreign exchange loss, compared to a $0.1 million foreign exchange gain in Q1FY07 and no foreign exchange impact in Q4FY07. Total expenses for Q1FY08 included $0.5 million in contingent acquisition consideration (described further below) with no such expense in Q1FY07 and $0.5 million of such expenses included in Q4FY07;

•	Earnings per share of $0.02, compared to $0.03 in each of Q1FY07 and Q4FY07;
•	EBITDA of $3.0 million, up 25% from $2.4 million in Q1FY07 and compared to $3.3 million in Q4FY07. EBITDA as a percentage of revenues was 23% this quarter, compared to 21% in Q1FY07 and 24% in Q4FY07;

EBITDA is a non-GAAP financial measure provided as a complement to financial results presented in accordance with GAAP that we calculate as net income before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation, and the impairment of goodwill). These items are considered by management to be outside Descartes’ ongoing operational results. A reconciliation of EBITDA to net income determined in accordance with GAAP is provided later in this release;

•	Days sales outstanding (DSOs) of 54 days, compared to 53 days in Q1FY07 and 46 days in Q4FY07; and
•	Cash provided by operating activities was $2.4 million in Q1FY08, up 20% from $2.0 in Q1FY07 and compared to $2.7 million in Q4FY07.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions, except per share amounts):

	Q1FY08	Q4FY07	Q3FY07	Q2FY07	Q1FY07
Revenues	13.3	13.6	13.4	13.3	11.7
Gross margin (% of revenues)	66%	66%	68%	67%	65%
Net income	1.1*	1.2*	0.4*	1.1*	1.2
Earnings per share	0.02	0.03	0.01	0.02	0.03
EBITDA	3.0	3.3	3.0	2.8	2.4
EBITDA % of revenues	23%	24%	22%	21%	21%

* Total expenses include contingent acquisition consideration from Descartes’ FY07 acquisitions of Flagship Customs Services and ViaSafe (Q1FY08 $0.5 million; Q4FY07 $0.5 million; Q3FY07 $1.2 million; and Q2FY07 $0.3 million).

Total revenues of $13.3 million were comprised of $12.2 million in services revenues and $1.1 million in license revenues. As a percentage of total revenues, services revenues were 92% in Q1FY08, compared to 91% in Q1FY07, with the balance of the revenues being license revenues.

Geographically, $8.2 million of revenues (62%) were generated in the Americas, excluding Canada, with $3.0 million (23%) in Europe, Middle East and Africa (“EMEA”), $1.8 million (13%) in Canada and $0.3 million (2%) in the Asia Pacific region. In Q1FY07, 65% of revenues were from the Americas, excluding Canada, 26% were from EMEA, 6% were from Canada and 3% from the Asia Pacific region.

“Our results this quarter illustrate our operational improvements since last year,” said Stephanie Ratza, Descartes’ CFO. “The acquisitions that we’ve recently made are performing well as part of Descartes and the Global Logistics Network, and our core operations continue to generate cash. Our consistent operational results together with our solid, debt-free balance sheet, create an excellent foundation from which to continue delivering value to our customers and shareholders while exploring acquisitions.”

“Our focus is to improve the productivity and performance of our customers,” said Arthur Mesher, CEO at Descartes. “Our results-based and phased approach methodology of selling and implementing in a software-as-a-service business model has proven effective. Our customer-focused strategy is a competitive differentiator. We believe we are well-positioned to continue to deliver results for our customers and shareholders.”

Recent Acquisition

On March 6, 2007, Descartes announced that it had completed the acquisition of certain assets of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc., both based in Long Beach, California. Ocean Tariff Bureau provides tariff filing and publishing services to ocean intermediaries involved in the shipping of cargo into or out of U.S. waters. Blue Pacific helps these same types of companies secure surety bonds required by applicable U.S. law to ship cargo into or out of U.S. waters. Descartes paid $1.0 million cash at closing with up to an additional $0.85 million in cash payable over the next 2.5 years dependent on the financial performance of the acquired assets.

Recent Financing

On April 26, 2007, Descartes closed a bought-deal public share offering in Canada which raised gross proceeds of CAD$25,000,000 (approximately $22.3 million) from a sale of 5,000,000 common shares at a price of CAD$5.00 per share. The lead underwriter for the offering was GMP Securities L.P., with a syndicate including CIBC World Markets Inc. and Genuity Capital Markets G.P. (collectively the "Underwriters"). The Underwriters also exercised an over-allotment option on April 26, 2007 to purchase an additional 200,000, 400,000 and 150,000 common shares (in aggregate, 15% of the offering) at CAD$5.00 per share from Descartes, Mr. Arthur Mesher (Descartes’ Chief Executive Officer) and Mr. Edward Ryan (Descartes’ Executive Vice President, Global Field Operations), respectively. Gross proceeds to Descartes from the exercise of the over-allotment option were CAD$1,000,000 (approximately $0.9 million). In addition, Descartes received an aggregate of approximately CAD$1.1 million (approximately $1.0 million) in proceeds from Mr. Mesher’s and Mr. Ryan’s exercise of employee stock options to satisfy their respective obligations under the over-allotment option.

Management Update

Descartes announced that Mr. Edward Ryan had been promoted to Executive Vice President, Global Field Operations. Mr. Ryan was formerly General Manager, Global Logistics Network. Gregory Cronin, Executive Vice President Sales and Marketing, has advised Descartes of his intention to resign his office to pursue an executive role with a private US company. Mr. Cronin will continue to provide transition services to Descartes until his departure.

Conference Call

Members of Descartes' executive management team will host a conference call to discuss the company's financial results and business outlook at 8:00 a.m. EST on May 24. Designated numbers are (800) 737-8106 for North America or (212) 271- 4566 for International. The company simultaneously will conduct an audio webcast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call's completion by dialing (800) 558-5253 or (416) 626-4100 and using passcode number 21337543. An archived replay of the webcast will be available at www.descartes.com/company/investors.

Annual and Special Meeting of Shareholders

Descartes' annual and special meeting of shareholders will take place today, Thursday, May 24, 2007 at 1:00 p.m. EST at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 2300, Commerce Court West, Toronto, Ontario, Canada.

In addition to the election of directors and the re-appointment of auditors, shareholders will be asked to vote on certain administrative amendments to Descartes' stock option plans. Details regarding these amendments, as well as the voting instructions for both registered and non-registered shareholders, may be found in the management information circular, a copy of which is available at www.sedar.com.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, “book-to-bill” services for contract carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has over 300 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Ottawa, Washington DC, Derby, Stockholm, Shanghai, Singapore and Melbourne. For more information, visit www.descartes.com.

Contact Information:

Tel: (519) 746-6114 ext. 2358 – Laurie McCauley

investor@descartes.com

###

Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the positioning of Descartes to deliver results to customers and shareholders, to improve its market position and to explore and execute on acquisitions; customers driving value from Descartes solutions; the timing of Mr. Cronin’s departure; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to continue to align operating expenses to visible and recurring revenues; Descartes’ ability to successfully execute on acquisitions and to integrate acquired business and assets; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; variances in our revenues from quarter to quarter; departures of key customers; recent increases in fuel prices; disruptions in the movement of freight; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for the fiscal year ended January 31, 2007. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Reconciliation of Non-GAAP Financial Measure - EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, in making investment decisions about our company and measuring our operational results. The term “EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation, and impairment of goodwill). Since EBITDA is not a measure determined under GAAP it may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income determined in accordance with GAAP. We have presented EBITDA to show Descartes’ baseline performance before certain non-cash and acquisition-related expenses and other items that are considered by management to be outside Descartes’ ongoing operational results. We believe that financial analysts, current investors and potential investors use EBITDA to understand Descartes’ financial results and that EBITDA will help investors’ overall understanding of our results by providing a higher level of transparency for certain expenses and by providing a level of disclosure that will help investors understand how we plan and measure our business. The table below reconciles EBITDA to net income reported in our unaudited Consolidated Statements of Operations for Q1FY08, Q4FY07, Q3FY07, Q2FY07 and Q1FY07, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q1FY08	Q4FY07	Q3FY07	Q2FY07	Q1FY07

Net income, as reported on Consolidated Statements of Operations	1.1	1.2	0.4	1.1	1.2
Adjustments to reconcile to EBITDA:
Investment income	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)
Income tax expense (recovery)	-	0.1	(0.1)	-	0.2
Depreciation expense	0.5	0.6	0.6	0.6	0.4
Impairment of goodwill, amortization of intangible assets and contingent acquisition consideration	1.3	1.3	2.0	1.2	0.5
Amortization of deferred compensation and stock-based compensation expense	0.2	0.2	0.2	0.1	0.3
EBITDA	3.0	3.3	3.0	2.8	2.4

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	April 30,	January 31,
	2007	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	43,535	19,370
Marketable securities	2,730	2,551
Accounts receivable
Trade	8,020	6,905
Other	757	611
Prepaid expenses and other	944	919
Deferred contingent acquisition consideration	2,000	2,000
	57,986	32,356
CAPITAL ASSETS	6,724	6,766
GOODWILL	21,270	20,426
INTANGIBLE ASSETS	10,591	10,953
DEFERRED CONTINGENT ACQUISITION CONSIDERATION	333	833
DEFERRED INCOME TAXES	405	-
	97,309	71,334

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	2,381	3,391
Accrued liabilities	3,439	2,820
Deferred revenue	2,940	2,374
	8,760	8,585
INCOME TAX LIABILITY	405	-
	9,165	8,585

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 52,329,696 at April 30, 2007 ( January 31, 2007 – 46,361,500)	42,249	19,319
Additional paid-in capital	449,047	448,850
Accumulated other comprehensive income (loss)	1,018	(123)
Accumulated deficit	(404,170)	(405,297)
	88,144	62,749
	97,309	71,334

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED)

	Three Months Ended
	April 30,	April 30,
	2007	2006
REVENUES	13,288	11,692
COST OF REVENUES	4,572	4,122
GROSS MARGIN	8,716	7,570
EXPENSES
Sales and marketing	2,472	2,422
Research and development	2,406	1,847
General and administrative	1,590	1,623
Amortization of intangible assets	746	497
Contingent acquisition consideration	500	-
	7,714	6,389
INCOME FROM OPERATIONS	1,002	1,181
INVESTMENT INCOME	120	222
INCOME BEFORE INCOME TAXES	1,122	1,403
INCOME TAX RECOVERY (EXPENSE)	6	(164)
NET INCOME	1,128	1,239
EARNINGS PER SHARE
Basic and diluted	0.02	0.03
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	46,672	42,618
Diluted	48,221	43,621

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended
	April 30,	April 30,
	2007	2006
OPERATING ACTIVITIES
Net income	1,128	1,239
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	530	457
Amortization of intangible assets	746	497
Amortization of deferred compensation	3	38
Stock-based compensation expense	193	237
Changes in operating assets and liabilities:
Accounts receivable
Trade	(1,041)	(886)
Other	(146)	(108)
Prepaid expenses and other	(25)	(3)
Deferred contingent acquisition consideration	500	-
Accounts payable	(1,010)	488
Accrued liabilities	1,069	(140)
Deferred revenue	436	173
Cash provided by operating activities	2,383	1,992
INVESTING ACTIVITIES
Maturities of marketable securities	(179)	5,334
Purchase of marketable securities	-	(5,001)
Additions to capital assets	(488)	(366)
Acquisition of subsidiaries, net of bank indebtedness assumed	(1,066)	(7,664)
Acquisition-related costs	20	(100)
Cash used in investing activities	(1,713)	(7,797)
FINANCING ACTIVITIES
Issuance of common shares for cash	23,495	14,021
Cash provided by financing activities	23,495	14,021
Increase in cash and cash equivalents	24,165	8,216
Cash and cash equivalents at beginning of period	19,370	27,634
Cash and cash equivalents at end of period	43,535	35,850